Exhibit 99.1

MATERIAL CHANGE REPORT

1.	Name and Address of Corporation:

Bellatrix Exploration Ltd. (the “Corporation” or “Bellatrix”)

1920, 800 – 5th Avenue S.W.

Calgary, Alberta T2P 3T6

2.	Date of Material Change:

March 29, 2019

3.	News Release:

On March 29, 2019, a news release was issued and disseminated through the facilities of a recognized newswire service and would have been received by the securities commissions where Bellatrix is a reporting issuer in the normal course of its dissemination.

4.	Summary of Material Change:

On March 29, 2019, Bellatrix announced a proposed recapitalization transaction (the “Recapitalization Transaction”) which involves, among other things, an exchange of all of Bellatrix’s: (i) outstanding 8.5% senior unsecured notes due 2020 (the “Senior Unsecured Notes”), in the aggregate principal amount of approximately US$145.8 million, plus US$2 million of accrued interest, for, in the aggregate and taking into account early consent consideration, a combination of US$50 million of new second lien notes (“New Second Lien Notes”) due September 2023, US$50 million of new third lien notes due December 2023 (the “New Third Lien Notes”) and approximately 51% of the outstanding common shares (“Common Shares”) in the capital of Bellatrix outstanding immediately following the implementation of the Recapitalization Transaction (the “Senior Unsecured Noteholder New Common Share Pool”); and (ii) outstanding 6.75% convertible debentures due 2021 (the “Convertible Debentures”) for, in the aggregate and taking into account early consent consideration, approximately 32.5% of the outstanding Common Shares immediately following the implementation of the Recapitalization Transaction. The Corporation has executed support agreements (the “Support Agreements”) with holders (the “Initial Consenting Noteholders”) of approximately 90% of the Senior Unsecured Notes and a holder (the “Initial Consenting Debentureholder”) of approximately 50% of the Convertible Debentures. Pursuant to the Support Agreements, the Initial Consenting Noteholders and the Initial Consenting Debentureholder have, among other things, agreed to support the Recapitalization Transaction.

5.	Full Description of Material Change:

5.1      Full Description of Material Change

Summary of Recapitalization Transaction

On March 29, 2019, Bellatrix announced the proposed Recapitalization Transaction. The Recapitalization Transaction involves the following key elements:

•

the Senior Unsecured Notes in the aggregate principal amount of approximately US$145.8 million, plus US$2 million of accrued interest, will collectively be exchanged for US$50 million of New Second Lien Notes (the “New Second Lien Notes Pool”), US$50 million of New Third Lien Notes, and new Common Shares representing approximately 51% of the Common Shares outstanding immediately following the implementation of the Recapitalization Transaction as follows:

o	holders (the “Senior Unsecured Noteholders”) of Senior Unsecured Notes that vote in favour of the CBCA Plan (as defined below) by 5:00 p.m. (EDT) on the early consent date of May 15,

2019, as it may be extended by Bellatrix (the “Early Consent Date”) (the “Early Consenting Noteholders”), will be entitled to receive (i) their pro rata share of the New Second Lien Notes Pool as partial consideration for their Senior Unsecured Notes, and (ii) their pro rata share (after taking into account the exchange of a portion of their Senior Unsecured Notes for New Second Lien Notes) of (A) the New Third Lien Notes and (B) the Senior Unsecured Noteholder New Common Share Pool in exchange for the balance of their Senior Unsecured Notes;

o

Senior Unsecured Noteholders that are not Early Consenting Noteholders will be entitled to receive in exchange for their Senior Unsecured Notes their pro rata share of (i) the New Third Lien Notes and (ii) the Senior Unsecured Noteholder New Common Share Pool; and

o

all accrued and unpaid interest in respect of the Senior Unsecured Notes outstanding on the implementation date of the Recapitalization Transaction (the “Effective Date”) less US$2 million (the “Cash Interest Payment”) will be paid to Senior Unsecured Noteholders in cash on the Effective Date, provided the Corporation and the Initial Consenting Noteholders (as defined below) will also have the right to agree, prior to closing of the Recapitalization Transaction, that instead of the Corporation paying the Cash Interest Payment in cash on the Effective Date, the Corporation shall issue to the Senior Unsecured Noteholders additional New Third Lien Notes in an aggregate principal amount equal to the amount of the Cash Interest Payment;

•

the New Second Lien Notes issued to Early Consenting Noteholders as partial consideration for their Senior Unsecured Notes will be on substantially the same terms as Bellatrix’s existing 8.5% second lien notes due 2023 (the “Existing Second Lien Notes”);

•

the New Third Lien Notes will include the following economic terms: (i) a December 15, 2023 maturity date; (ii) an option for the Corporation to elect to pay an interest rate of (A) 12.5% until December 31, 2021 (of which 9.5% would be paid in kind by the issuance of additional New Third Lien Notes and 3.0% would be paid in cash) and thereafter 9.5% paid in cash, or (B) 9.5% paid in cash; (iii) security on collateral on a third priority basis; (iv) the ability for the Corporation to pay down the New Third Lien Notes, in full or in part, at any time without any premium or penalty; and (v) such other terms and conditions as may be agreed to by the Corporation and the Initial Consenting Noteholders;

•

the Convertible Debentures in the aggregate principal amount of $50 million, plus accrued and unpaid interest (including the interest payment due March 31, 2019), will collectively be exchanged for new Common Shares representing approximately 32.5% of the Common Shares outstanding immediately following the implementation of the Recapitalization Transaction, as follows:

o

holders of Convertible Debentures (“Convertible Debentureholders”) that vote in favour of the CBCA Plan by 5:00 p.m. (EDT) on the Early Consent Date (the “Early Consenting Debentureholders”) will be entitled to receive in exchange for their Convertible Debentures (i) their pro rata share of early consent new Common Shares representing approximately 5% of the Common Shares outstanding immediately following the implementation of the Recapitalization Transaction, and (ii) their pro rata share of new Common Shares representing approximately 27.5% of the Common Shares outstanding immediately following the implementation of the Recapitalization Transaction (the “Convertible Debentureholder New Common Share Pool”); and

o

Convertible Debentureholders that are not Early Consenting Debentureholders will be entitled to receive in exchange for their Convertible Debentures their pro rata share of the Convertible Debentureholder New Common Share Pool;

•	the Corporation shall have the right, on or prior to the Effective Date, to repay the Convertible Debentures with cash from proceeds of one or more equity issuances for up to 32.5% of the aggregate

Common Shares outstanding upon implementation of the Recapitalization Transaction, and to the extent such equity issuances are for less than 32.5% of the aggregate Common Shares outstanding upon implementation of the Recapitalization Transaction, any such difference shall reduce the dilution in respect of the Existing Shareholders (as defined below);

•

upon completion of the Recapitalization Transaction, existing shareholders (the “Existing Shareholders”) will retain their existing Common Shares, subject to a share consolidation (the “Share Consolidation”) to be implemented as part of the Recapitalization Transaction, such that Existing Shareholders will own approximately 16.5% of the Common Shares outstanding immediately following implementation of the Recapitalization Transaction;

•

it is a condition to completion of the Recapitalization Transaction that the Corporation’s existing senior bank credit facility (the “Credit Facility”) (which currently matures on November 30, 2019) be extended for a one-year term on terms substantially similar to those currently in place;

•	the Corporation will continue to pay when due interest in respect of the Credit Facility and the Existing Second Lien Notes;

•	it is expected that the Common Shares will continue to be listed on the Toronto Stock Exchange (the “TSX”);

•	the Corporation will continue to satisfy its obligations to employees, suppliers, customers and governmental authorities in the ordinary course of business;

•

the Initial Consenting Noteholders will have the right to designate nominees for the board of directors of the Corporation (the “Board of Directors”) that will comprise such proportion of the Board of Directors upon implementation of the Recapitalization Transaction as agreed to by the Corporation and the Initial Consenting Noteholders, and the composition and size of the Board of Directors on the Effective Date shall be acceptable to the Initial Consenting Noteholders and the Corporation; and

•	subject to the satisfaction or waiver of applicable conditions, the Corporation will work to complete the Recapitalization Transaction by the end of May 2019.

The Recapitalization Transaction will be implemented by way of a corporate plan of arrangement (a “CBCA Plan”) under the Canada Business Corporations Act (the “CBCA”). Completion of the Recapitalization Transaction will be subject to, among other things, approval of the CBCA Plan by the Senior Unsecured Noteholders and Convertible Debentureholders, other stakeholder approvals as may be required by the Ontario Superior Court of Justice (Commercial List) (the “Court”) and the TSX, any applicable regulatory approvals and the approval of the Court.

In connection with the completion of the Recapitalization Transaction, the Corporation has also agreed to (i) amend the exercise price of the warrants issued to the holders of Existing Second Lien Notes (the “Existing Second Lien Noteholders”) to reflect plan equity value; and (ii) issue to the Existing Second Lien Noteholders additional warrants which, together with those warrants currently held by such holders, would be exercisable for Common Shares equal to approximately 5% of the number of Common Shares outstanding immediately following the implementation of the Recapitalization Transaction. The Common Shares issuable to such warrants upon exercise would dilute all Common Shares outstanding following the completion of the Recapitalization Transaction, including the new Common Shares issued to the Senior Unsecured Noteholders and the Convertible Debentureholders pursuant to the Recapitalization Transaction.

In connection with the Recapitalization Transaction, it is anticipated that Bellatrix will continue from the Business Corporations Act (Alberta) (“ABCA”) to the CBCA ( the “Continuance”).

Board of Directors Recommendation

Bellatrix, overseen by a special committee (the “Special Committee”) comprised of independent members of the Board of Directors, with the assistance of the Corporation’s legal and financial advisors, and in consultation with key stakeholders, conducted a review of potential strategic alternatives available to the Corporation to address its outstanding debt and strengthen its overall financial position. The Corporation has carefully reviewed and considered, among other things, its overall capital structure and financial condition, its debt levels and cash interest expense, upcoming maturities in respect of certain of the Corporation’s debt, challenging industry dynamics and weakened commodity prices, its review of potential alternatives, its comprehensive discussions with key stakeholders, the terms of the proposed Recapitalization Transaction and connected transactions, and the Corporation’s goals of improving its capital structure and financial flexibility. After its review and consultation process, the Corporation concluded that the Recapitalization Transaction represents the best alternative available to the Corporation and its stakeholders at this time.

Peters & Co. Limited (“Peters & Co”), an independent financial advisor to the Special Committee and the Board of Directors, has provided opinions to the Special Committee and the Board of Directors that: (i) the Senior Unsecured Noteholders, the Convertible Debentureholders and the Existing Shareholders would be in a better financial position, respectively, under the Recapitalization Transaction than if the Corporation were liquidated as, in each case, the estimated aggregate value of the consideration made available to Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders, respectively, pursuant to the Recapitalization Transaction would exceed the estimated value the Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders would receive in a liquidation, respectively; and (ii) the Recapitalization Transaction is fair, from a financial point of view, to the Corporation.

The Board of Directors unanimously determined that the Recapitalization Transaction is in the best interests of the Corporation and its stakeholders. This determination was made after careful consideration and based on a number of factors, including the opinion of Peters & Co, legal advice from the Corporation’s counsel, financial advice from the Corporation’s financial advisor, the facts and circumstances facing the Corporation, the terms of the Recapitalization Transaction and the recommendation of the Special Committee to approve the Recapitalization Transaction. Based on the foregoing, the Board of Directors unanimously recommends that all Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders support and vote in favour of the Recapitalization Transaction and the CBCA Plan.

Support Agreements

In connection with the Recapitalization Transaction, Bellatrix entered into the Support Agreements. Pursuant to the Support Agreements, the Initial Consenting Noteholders, who hold approximately 90% of the outstanding Senior Unsecured Notes, and the Initial Consenting Debentureholder, who holds approximately 50% of the outstanding Convertible Debentures, have, among other things, agreed to support the Recapitalization Transaction.

Consent Agreements

The Corporation has also entered into consent agreements (the “Consent Agreements”) with the Existing Second Lien Noteholders, and the lenders (the “First Lien Lenders”) under the Corporation’s Credit Facility, pursuant to which the Existing Second Lien Noteholders and the First Lien Lenders have, among other things, agreed to waive certain potential defaults under the terms and conditions of the Existing Second Lien Notes and Credit Facility which may result from the Corporation’s commencement of proceedings under the CBCA, subject to the terms of those agreements.

Bellatrix Securityholder Meetings

The Corporation intends to hold separate meetings (the “Meetings”) of its Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders to vote, as necessary, on the CBCA Plan and certain related matters, including the Continuance, subject to approval and direction from the Court in the

Proceedings to be commenced by the Corporation under the CBCA (the “CBCA Proceedings”). It is anticipated that the Meeting of Existing Shareholders in respect of the matters to be approved in connection with the CBCA Plan will be held concurrently with the Corporation’s annual meeting of shareholders. The record date for voting at the Meetings and additional information in respect of the Meetings will be made publicly available by the Corporation. In accordance with the ABCA, registered Existing Shareholders will have the right to dissent to the special resolution in respect of the Continuance.

As part of the Court approval of the CBCA Plan, the Corporation expects to seek a permanent waiver of (i) any and all defaults resulting from the commencement of the CBCA Proceedings or the steps or transactions related to the CBCA Proceedings or Recapitalization Transaction; and (ii) third party change of control provisions that may be triggered by the implementation of the Recapitalization Transaction.

Upon implementation, the CBCA Plan would bind all Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders. Bellatrix anticipates the Recapitalization Transaction to be completed by the end of May 2019.

Copies of the transaction term sheets in respect of the Recapitalization Transaction, the forms of the Support Agreements and the forms of Consent Agreements are available on the Corporation’s profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

5.2        Disclosure for Restructuring Transactions

N/A

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information concerning the material change described herein, please contact:

Steve Toth

CFA, Vice President, Investor Relations & Corporate Development

Telephone:        (403) 750-1270

9.	Date of Report:

April 5, 2019

Forward Looking Information and Statements

Certain information contained in this material change report may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “continue”, “plan”, “propose”, “would”, “will”, “believe”, “expect”, “position”, “anticipate”, “improve”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this material change report contains forward-looking statements concerning: key terms of the Recapitalization Transaction and the effect of its implementation on the Senior Unsecured Noteholders, the Convertible Debentureholders, the Existing Shareholders and the Corporation; stakeholder support for the Recapitalization Transaction; the holding and timing of, and matters to be considered at the Meetings as well as with respect to voting at such Meetings; the capital structure of the Corporation following the implementation of the Recapitalization Transaction; the Corporation’s continuance under the CBCA; the Corporation’s commencement of the CBCA Proceedings in respect of the CBCA Plan and the relief to be sought in such proceedings; the public posting of materials and information related to the Recapitalization Transaction and the anticipated commencement of CBCA Proceedings; the appointment of the nominees of the Initial Consenting Noteholders to the Board of Directors upon the implementation of the Recapitalization Transaction; the requisite approvals required by the Senior Unsecured Noteholders, Convertible Debentureholders and Existing Shareholders; changes to governance matters which may be implemented upon the agreement of the Corporation and Initial Consenting Noteholders; the expected process for and timing of implementing the Recapitalization Transaction; and the effect of the Recapitalization Transaction.

Forward-looking statements necessarily involve risks, including, without limitation, risks associated with the ability of the Corporation to significantly reduce its debt and annual interest payments and the terms of any such reduction; the ability of the Corporation to realign its capital structure and the timing thereof; the ability of the Corporation to receive all necessary regulatory, court, third party and stakeholder approvals in order to complete the Recapitalization Transaction; the ability of the Corporation to achieve its financial goals including with respect to the nature of any agreement with its debtholders; the ability of the Corporation to operate in the ordinary course during the CBCA Proceedings, including with respect to satisfying obligations to service providers, suppliers, contractors and employees; the ability of the Corporation to continue as a going concern; the ability of the Corporation to continue to realize its assets and discharge its liabilities and commitments; the Corporation’s future liquidity position, and access to capital, to fund ongoing operations and obligations (including debt obligations); the ability of the Corporation to stabilize its business and financial condition; the ability of the Corporation to implement and successfully achieve its business priorities; the ability of the Corporation to comply with its contractual obligations, including, without limitation, its obligations under debt arrangements; the general regulatory environment in which the Corporation operates; the tax treatment of the Corporation and the materiality of any legal and regulatory proceedings; the general economic, financial, market and political conditions impacting the industry and markets in which the Corporation operates; the ability of the Corporation to sustain or increase profitability, fund its operations with existing capital and/or raise additional capital to fund its operations; the ability of the Corporation to generate sufficient cash flow from operations; the impact of competition; the ability of the Corporation to obtain and retain qualified staff, equipment and services in a timely and efficient manner (particularly in light of the Corporation’s efforts to restructure its debt obligations); and the ability of the Corporation to retain members of the senior management team, including but not limited to, the officers of the Corporation.

Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide stakeholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Corporation believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Corporation can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the assumption that the Corporation will achieve the expected benefits of the Recapitalization Transaction; the assumption that the Corporation will be able to satisfy the conditions of the Recapitalization Transaction and close the Recapitalization Transaction on the terms and timing as currently expected; oil and natural gas prices and differentials between light, medium and heavy oil prices; corporate production rates and reserve volumes; the impact of competition; the general stability of the economic and political environment in which Bellatrix operates; the timely receipt of any required regulatory approvals; the ability of the operator of the projects which Bellatrix has an interest in, to operate the field in a safe, efficient and effective manner; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of Bellatrix to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which Bellatrix operates; and the ability of Bellatrix to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports, including under the heading “Risk Factors” in the Corporation’s annual information form for the year ended December 31, 2018, on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com/edgar/shtml), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bxe.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.